SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Results on Acquisition of Treasury Shares

Woori Financial Group Inc. (“Woori Financial Group”) had previously announced through the Report of Foreign Private Issuer on Form 6-K previously furnished on March 13, 2024 that it would acquire all of its shares that were held by the Korea Deposit Insurance Corporation. On March 14, 2024, Woori Financial Group completed such acquisition. Details of the acquisition are as follows:

1.	Acquisition date : March 14, 2024

2.	Number of treasury shares acquired : 9,357,960 common shares

3.	Average acquisition price per share : KRW 14,600

4.	Total acquisition price : KRW 136,626,216,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 18, 2024	By:	/s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Deputy President